SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. )1
NI Holdings, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01
(Title of Class of Securities)
65342T106
(CUSIP Number)

Martin Sklar, Kleinberg, Kaplan, Wolff & Cohen P.C., 500 Fifth Avenue, New York, NY 10110, (212) 986-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2020

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Jeffrey Thorp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,110,263
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,110,263
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock ” or “Shares ”) of NI Holdings, Inc., a North Dakota corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 1101 First Avenue North, Fargo, North Dakota.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Jeffrey Thorp (“Mr. Thorp” or the “Reporting Person”).

(b) The principal business address for Mr. Thorp is 437 Madison Avenue, 34th Floor, New York, New York 10022.

(c) Mr. Thorp holds the shares of Common Stock of the Issuer that are the subject of this statement. Mr. Thorp’s principal occupation is investment manager.

(d) - (e)   During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Thorp is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

All of the Shares to which this Statement relates were purchased on behalf of the Reporting Person using personal investment capital. The aggregate amount of funds used for the purchase of the securities held by the Reporting Person was approximately $15,565,783, including commissions.

Item 4. Purpose of the Transaction

The Reporting Person acquired the securities disclosed herein based on the Reporting Person’s belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.
On February 27, 2020, the Reporting Person proposed to the Company that the Company make significant share repurchases using its substantial capital reserves.
Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor from time to time (i) to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge his economic exposure to the securities of the Issuer without affecting his beneficial ownership.
Except as otherwise disclosed in this Item 4, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of his securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing his intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b)   The aggregate percentage of shares of Common Stock reported owned is based upon 22,095,065 shares of Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

As of the date hereof, the Mr. Thorp beneficially owned 1,110,2632 Shares, constituting approximately 5.0% of the Shares outstanding. Mr. Thorp has sole voting and dispositive power over the shares of Common Stock directly held by him.

(c) Except as disclosed on Schedule A attached hereto, the Reporting Person has not entered into any transactions involving the Common Stock during the past 60 days.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,110,263 Shares, constituting approximately 5.0% of the outstanding Shares. The Reporting Person disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

(d) No Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Person.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

2 All of the Shares are held in the Jeffrey Thorp Roth IRA, for which Mr. Thorp has sole voting and dispositive power.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2020

By:_/s/ Jeffrey Thorp __________
Jeffrey Thorp, a natural person

SCHEDULE A
Transactions in the Common Stock of the Issuer by the Reporting Person During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share[3]	Amount of Shares Bought/(Sold)
03/03/2020	BUY	Common Stock	$14.2644	17,000

3 Including any brokerage fees